UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at August 21, 2006

NORTHERN DYNASTY MINERALS LTD.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 21, 2006

Print the name and title of the signing officer under his signature.

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NCES                                         NDM ANNOUNCES                                                                                NDM ANNOUNCES

Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www/northerndynasty.com

EXCELLENT RESULTS FROM FIRST DRILL HOLES IN 2006 AT PEBBLE EAST

August 21, 2006, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSXV:NDM; AMEX:NAK) announces assay results for core holes 6338 through 6342. These are the first holes completed this year in the new Pebble East porphyry copper-gold-molybdenum deposit at the Pebble Project in southwestern Alaska, and are part of the up to 130,000 foot drill program budgeted for the Pebble East deposit in 2006.

The new holes are spread across an area that is in excess of 1 mile wide with holes 6339, 6341 and 6342 located outside the envelope of the 1.8 billion tonnes inferred resource previously announced for Pebble East. The results from these holes continue to confirm Pebble East is a high grade porphyry deposit that is potentially amenable to high volume, underground mining. The deposit remains open to north, south and east, and continues into the Pebble West deposit on the west.

Highlights from the new holes include:

-Hole 6338 intersected 1225 feet grading 1.29% copper equivalent (CuEQ1) comprising 0.45% Cu, 1.03 g/t Au, 0.040% Mo. Included in this intersection is a 527 foot interval grading 1.72% CuEQ (0.55% Cu, 1.64 g/t Au, 0.035% Mo).
-Hole 6339 intersected 2051 feet grading 1.32% CuEQ comprising 0.84% Cu, 0.49 g/t Au, 0.032% Mo. Included in this intersection is a 661 foot interval grading 2.04% CuEQ (1.44% Cu, 0.78 g/t Au, 0.024% Mo).
-Hole 6341 intersected 2329 feet grading 1.10% CuEQ (0.63% Cu, 0.27 g/t Au, 0.052% Mo). Included in this intercept is a 360 foot interval grading 1.63% CuEQ (1.08% Cu, 0.37 g/t Au, and 0.056% Mo).
-Hole 6342 intersected 1170 feet grading 1.16% CuEQ (0.73% Cu, 0.37g/t Au, and 0.036 Mo). Included in this intercept is a 679 foot interval grading 1.30% CuEQ (0.81% Cu, 0.44 g/t Au, and 0.040% Mo).

The current, four rig, Pebble East drilling program is focused on deposit delineation. With high-grade mineralization intersected at both the northern and southern limits of completed drill holes there is no indication of when this delineation program will be completed. Plans are to drill through the winter months (except for a Christmas break) and continue until the Pebble East deposit is delineated and infill drilling fully defines its higher grade zones as necessary for mine planning purposes. The Company is actively soliciting bids from drill contractors to mobilize additional rigs to site for the work.

Detailed results for the new holes are listed below and a Drill Hole Location Plan is posted on Northern Dynasty's website at www.northerndynasty.com.

                                         TABLE OF ASSAY RESULTS FOR THE FIRST HOLES COMPLETED AT PEBBLE EAST IN 2006

Drill Hole Number	Vertical Depth to Cretaceous [3] (feet)	Hole Dip (degrees)	Hole Direction (degrees)		From (feet)	To (feet)	Intercept (feet)	Cu %	Au2 g/t	Mo %	CuEQ[1] %
6338	1615	-80	270		1660	2885	1225	0.45	1.03	0.040	1.29
6338				incl.	1660	2348	688	0.53	1.41	0.032	1.54
6338				and	1821	2348	527	0.55	1.64	0.035	1.72
6338				and	2060	2348	288	0.49	2.12	0.032	1.92

6339	2284	-90	0		2284	4335	2051	0.84	0.49	0.032	1.32
6339				incl.	2284	3365	1081	1.12	0.69	0.025	1.67
6339				and	2284	2945	661	1.44	0.78	0.024	2.04

6340	Hole lost at 416 feet in Tertiary rocks - no assays

6341	1463	-90	0		1463	3793	2329	0.63	0.27	0.052	1.10
6341				incl.	1565	2345	780	0.88	0.24	0.056	1.35
6341				and	1565	1925	360	1.08	0.37	0.056	1.63
6341				incl.	3035	3365	330	0.70	0.78	0.053	1.47

6342	1396	-90	0		1396	2566	1170	0.73	0.37	0.036	1.16
6342				incl.	1396	2075	679	0.81	0.44	0.040	1.30

1 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold and US$6.00/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05)
2 Au values > 5.0 g/t capped at 5.0 g/t
3 Vertical depth below surface to rock unit which hosts Pebble East mineralization

The copper, gold and molybdenum resources of the open pit style Pebble West deposit and the underground style Pebble East deposit rank with the most important metal accumulations in the world. Northern Dynasty's goal is to optimize the design of the Pebble Project with regard to these mineral resources as well as social, environmental, and economic factors. Northern Dynasty has been engaged in comprehensive engineering, environmental and socioeconomic studies on the Pebble West deposit since 2004. The Company is now focused on thoroughly assessing Pebble East through drilling, engineering and environmental programs in order to integrate this exceptional discovery into an overall Integrated Development Plan (IDP) that is optimal for a modern, long-life mine.

Earlier this month, Northern Dynasty's Board of Directors approved an increase in the 2006 Pebble Project Budget from C$43.7 million to C$65.7 million. Pebble East drilling expenditures will increase from C$15.0 million to C$26.8 million, engineering will increase from C$7.1 million to C$9.8 million and expenditures on environmental/ socioeconomic studies will rise from C$17.1 million to C$23.7 million. The expanded budget will provide for more rapid project definition, allowing an IDP to be completed in 2007 with engineering for Pebble West at a feasibility level and engineering for Pebble East at a prefeasibility level. A feasibility study is expected to follow the IDP, and in due course permitting.

As announced in January 2006, estimated inferred mineral resources in the Pebble East deposit at a 0.60% copper equivalent cut-off are 1.83 billion tonnes grading 1.05% copper equivalent (0.60% Cu, 0.37 g/t Au, 0.038% Mo), containing 24.3 billion pounds of copper, 22.1 million ounces of gold, and 1.5 billion pounds of molybdenum. Higher-grade inferred mineral resources, at a 1.00% copper equivalent cut-off, are estimated to be 947 million tonnes grading 1.28% copper equivalent (0.77% Cu, 0.48 g/t Au, 0.040% Mo), containing 16.0 billion pounds of copper, 14.5 million ounces of gold, and 830 million pounds of molybdenum.

Chairman Bob Dickinson said: "Pebble is an important Project because it is located on American soil at a time when the demand for copper, gold and molybdenum is rapidly increasing worldwide and available new supplies are severely limited. Although the United States has a very rigorous permitting process, it is a stable jurisdiction where the development rules are well-known and consistently applied. Copper production in the United States is falling due to the exhausting of major open pit copper mines operating in the American southwest. The inability by the United States to fully supply internal demand has lead to the depletion of domestic copper supplies and a growing dependency on the importation of substantial copper. This scenario is developing as terrorism, along with the increasing nationalization of resources in countries like Indonesia, Peru, Venezuela, Bolivia, and Mongolia compels the United States to look inwards to North America to establish secure supplies of strategic metals."

President Ron Thiessen stated: "In addition to our very active technical, environmental and social programs at Pebble the Company is assessing the merits of building a consortium to permit, finance, construct and operate a modern, long-life, mine with very substantial annual metal output. We expect that this process will be achieved successfully because the discovery rate of large copper deposits has declined significantly and the shortage of important, major-company-sized projects is likely to remain a critical issue for the world's large copper miners going forward."

Mark Rebagliati, P.Eng., is the Qualified Person for the exploration and drilling programs for the Pebble Project and is supervising the quality control and quality assurance programs. Core logging and sampling are completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is sawn and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

For further details on Northern Dynasty and the Pebble Project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings, including the technical report for the Pebble Project dated March 31, 2006, at www.sedar.com and US public filings at www.sec.gov.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.
                                                   Comments on Forward Looking Information, Estimates and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information about CuEQ

Copper equivalency or "CuEQ" is a manner of expressing poly-metallic deposits as a grade of the principal mineralization (by value). As used herein, gold and molybdenum values have been expressed as part of the copper grade. CuEQ as calculated herein is based on assumed metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum depend upon the completion of definitive metallurgical testing. Significant shifts in the relative values of these metals can significantly change the CuEQ. CuEQ is provided for illustrative purposes only.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.